SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarification of recent news: Premium Refineries

Rio de Janeiro, June 18 2009 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, in response to written notice received from the Securities and Exchange Commission of Brazil – CVM, CVM/SEP/GEA-2/No. 174/09 wishes to clarify the news published yesterday in the Brazilian Press, titled “Petrobras negotiates stakes in projects in Ceará and Maranhão with Japanese.”

The Company informs that its Downstream Officer, Paulo Roberto Costa, did not announce investment figures for the Maranhão and Ceará refineries. These projects were included in the 2009-2013 Business Plan, but in the current analysis phase it is not possible to determine the investment amount and the Company just announced the aggregate investment in downstream segment.

As informed in the Press Releases issued on March 13, 2009 and May 7, 2009, Petrobras has only executed Memorandums of Understandings (MOU) with Marubeni Corporation (Marubeni) and with Mitsui & Co. LTD (Mitsui) to analyze the feasibility of executing the Maranhão and Ceará Refinery projects with the participation of these companies, but no final structure has been defined neither for the financing of the projects nor for the participation of third parties.

The Press Releases also explained that the MOUs were based on the interest of Mitsui and Marubeni to act as potential partner of the projects, what includes the possibility to participate as equity investors. The Downstream Officer statement about the possibility of the companies to have a stake of 30% in the refineries is just a possibility and is not a result of a negotiation with the companies. If the final structure considers an equity participation of Mitsui and Marubeni in the refineries, what would be in line with the Company expectations, Petrobras will announce it to the market.

The Company clarifies that it did not issue a Press Release about this potential participation of the Japanese companies in the Refineries Projects because it is just one of the possibilities that is being analyzed under the MOUs scope and it is important to emphasize that the MOUs do not create any obligation to the parties or any financial obligation to Petrobras. At this way, the Company understand that its Downstream Officer statement has no relevant impact on: (I) the quotes of the securities issued by the public company or indexed by them; (II) the investors’ decision to buy, sell or keep such securities; and (III) the investors’ decision to exercise any rights that are inherent to their condition as holders of securities issued by the Company or indexed by them, as determined by art. 2 of CVM Instruction 358/2002.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.